London: 30 September 2005

Virgin Mobile adopts International Financial Reporting Standards

Virgin Mobile Holdings (UK) plc ("Virgin Mobile"), the UK's largest mobile virtual network operator (MVNO), is required, under EU Regulations, to adopt International Financial Reporting Standards ("IFRS") as its primary basis of accounting for the year ended 31 March 2006. IFRS has replaced UK Generally Accepted Accounting Principles ("UK GAAP") under which Virgin Mobile has prepared and presented its financial statements up to 31 March 2005.

The principal effects on Virgin Mobile's reported financial information arise from the following differences in accounting under IFRS compared with UK GAAP:

- Recognition of certain financial instruments at fair value;
- De-recognition of dividends not declared at period end;
- Recognition of certain deferred tax assets in respect of share options;
- Reclassification of capitalised software costs; and
- Disclosure of exceptional items.

Alan Gow, Chief Financial Officer of Virgin Mobile, said:

"We have always endeavoured to provide financial information in accordance with the most up-to-date accounting standards. During the year ended 31 March 2005, we elected to adopt early the new accounting standard for share options, in order to avoid a change in our accounting policy upon adoption of IFRS.

Consequently, our financial results for the year ended 31 March 2005 are not significantly impacted by the adoption of IFRS, and all guidance previously given for the year ended 31 March 2006 remains unaffected by the adoption of IFRS."

A full description of the differences between UK GAAP and IFRS, and the impact on Virgin Mobile Holdings (UK) plc's primary financial information for the year ended 31 March 2005 and the six months ended 30 September 2004, and on the transition balance sheet at 1 April 2004, is presented on pages 3 to 17.

The consolidated balance sheets as at 31 March 2005, 30 September 2004 and 1 April 2004 and the consolidated income statements, consolidated statements of recognised income and expense, consolidated cash flow statements and reconciliation of operating profit to cash flows from operating activities for the year ended 31 March 2005 and for the six months ended 30 September 2004 have been prepared on the basis set out in the "Basis of preparation" on pages 3 to 7.

The consolidated balance sheets as at 31 March 2005 and 1 April 2004 and the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and reconciliation of operating profit to cash flows from operating activities for the year ended 31 March 2005 have been audited by Deloitte & Touche LLP. The consolidated balance sheet as at 30 September 2004 and the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and reconciliation of operating profit to cash flows from operating activities for the six months ended 30 September 2004 are unaudited and have been reviewed by Deloitte & Touche LLP. Their audit and review reports to the Board of Directors are set out on pages 18 and 19 respectively.

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Contents

1. Basis of preparation

Introduction

The Virgin Mobile Holdings (UK) plc group ("the Group") is required, under European Union Regulation No. 1606/2002, to adopt International Financial Reporting Standards ("IFRS") as its primary basis of accounting for the year ended 31 March 2006 in place of UK Generally Accepted Accounting Principles ("UK GAAP"). The European Union has endorsed all IFRSs with the exception of IAS 19 "Employee benefits – Actuarial gains and losses, group plans and disclosures". In addition, the European Union has adopted an amended version of IAS 39 "Financial Instruments: Recognition and measurement" which excludes certain requirements arising on the fair value option for financial liabilities and certain aspects of hedge accounting. The sections excluded from the European Union endorsed versions of IAS 19 and IAS 39 are not relevant to the Group. Up to and including 31 March 2005, the Group has prepared and presented its financial statements in accordance with UK GAAP.

The IFRS financial information presented in this announcement is based on all current IFRSs, including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Boards ("IASB") and its committees and has been prepared in accordance with the accounting policies expected to be applied in the Group's first IFRS financial statements for the year ended 31 March 2006. However, until such time, the possibility that the IFRS financial information presented in this announcement may require amendment before constituting a final IFRS opening balance sheet and final IFRS results for the six months ended 30 September 2005 and the year ended 31 March 2005 cannot be excluded.

The Group's transition date, being the beginning of the earliest period for which full comparative information is presented in accordance with IFRS, is 1 April 2004 in accordance with IFRS 1. The Group's first set of externally reported IFRS results will be contained in the interim statement for the six months ended 30 September 2005, to be reported in November 2005. This will be followed by the preliminary announcement and full financial statements for the year ended 31 March 2006.

IFRS 1 transition exemptions

IFRS 1 "First-time adoption of International Financial Reporting Standards" prescribes how the Group should apply IFRS for the first time in preparing its consolidated financial statements. In general, the accounting policies expected to be adopted by the Group for the year ended 31 March 2006 should be applied retrospectively in preparing the transition balance sheet at 1 April 2004 and in all subsequent periods.

IFRS 1 contains certain exemptions from the requirement to fully adopt IFRS in the opening balance sheet. The Group has applied the relevant exemptions as follows:

IFRS 3 – Business combinations	The Group has elected not to apply IFRS 3 retrospectively to business combinations occurring prior to the transition to IFRS 1 on 1 April 2004. Accordingly, goodwill under IFRS is £nil, being the UK GAAP carrying value at 1 April 2004. During the year ended 31 March 2005, the Group underwent a group reorganisation which was accounted for using merger accounting principles in accordance with Financial Reporting Standard 6 "Acquisition and mergers" and section 227(6) of the Companies Act 1985. Although IFRS 3 does not specifically prescribe the method of accounting for reorganisations where the group is under common control both prior to and post the reorganisation, it does contain guidance on reverse acquisitions the accounting principles of which, when applied to this reorganisation, achieve the same result as merger accounting under UK GAAP. The Directors believe this guidance is the most appropriate basis of accounting for the reorganisation and therefore, there are no adjustments to the opening balance sheet at 1 April 2004 as a result of this group reorganisation.
IAS 16 – Fair value or revaluation as deemed cost	The Group has elected to continue to recognise all property, plant and equipment ("PPE") at its historic UK GAAP carrying value and not to measure any item of PPE at fair value at 1 April 2004.
IAS 32 and IAS 39 – Financial Instruments	The Group has applied IAS 39 from transition on 1 April 2004 and not taken advantage of the exemption to apply IAS 39 from 1 April 2005.

1. Basis of preparation (continued)

IFRS 2 – Share-based payment transactions	The Group elected to adopt Financial Reporting Standard 20 "Share-based payments" ("FRS 20") early, in order to avoid a change in our accounting policy upon adoption of IFRS. Consequently, the Group has elected to apply IFRS 2 to share-based payments granted during the year ended 31 March 2005. No share-based payments were granted prior to 1 April 2004.

Accounting policies

On the adoption of IFRS, the Group's accounting policies have changed from those applied under UK GAAP in certain areas. The accounting policies set out below are those that will be applied in preparing the interim statement for the six months ended 30 September 2005 and the full financial statements for the year ended 31 March 2006. These accounting policies have been applied consistently to all periods presented within this financial information.

Basis of accounting
The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments to fair value through the income statement.

During the year ended 31 March 2005, the Group underwent a reorganisation whereby two further companies were added to the Group. The reorganisation involved a number of share transfers at market value the consideration for which was either an issue of shares in Virgin Mobile Holdings (UK) plc or cash. During that year, this group reorganisation was accounted for using merger accounting principles in accordance with Financial Reporting Standard 6 "Acquisition and mergers" and section 227(6) of the Companies Act 1985. Although IFRS 3 does not specifically prescribe the method of accounting for reorganisations where the group is under common control both prior to and post the reorganisation, it does contain guidance on reverse acquisitions the accounting principles of which, when applied to this reorganisation, achieve the same result as merger accounting under UK GAAP. The Directors believe this guidance is the most appropriate basis of accounting for the reorganisation and have therefore elected to continue to adopt the historic accounting treatment for the reorganisation.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to 31 March each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Revenue
Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for handsets and airtime services provided in the normal course of business, net of discounts and sales related taxes.

Handsets and other equipment revenue is recognised when the goods are delivered and title has passed.

Service revenue derived from customers is recognised based on the usage of the network in the period. Contract and non-contract post-pay customers are billed in arrears based on usage and revenue is recognised when the service is rendered. Revenue from non-contract pre-pay customers is recorded as deferred revenue prior to commencement of services and is recognised as the pre-pay services are rendered.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable which is the rate that exactly discounts estimated future cash receipts through the expected useful life of the financial asset to that asset's net carrying value.

Subscriber acquisition costs
Non-contract pre-pay and post-pay customers
Subscriber acquisition costs for non-contract pre-pay and post-pay customers, which include the commission costs associated with acquiring new non-contract pre-pay and post-pay customers and other incremental costs of non-contract pre-pay and post-pay customer acquisition, are recognised in the income statement as incurred.

Contract customers
Subscriber acquisition costs for contract customers, which include the commission costs associated with acquiring new contract customers and other incremental costs of contract customer acquisition, are recorded within other receivables prior to commencement of the contract as they are expected to be realised within twelve months from the balance sheet date. The costs are recognised in the income statement, within equipment cost of sales, over the length of the contract.

1. Basis of preparation (continued)

Leases
Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the finance lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. The interest element of these obligations is charged to the income statement over the relevant period.

Rentals under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease term. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.

Foreign currency
Transactions in currencies other than pounds sterling are recorded at the rate of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Gains and losses arising on retranslation are included in net profit for the period.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

Borrowing costs
Borrowing costs are recognised in the income statement over the term of the relevant instruments so as to achieve a constant rate on the carrying amount.

Pension costs
The Group operates a defined contribution pension scheme. For defined contribution schemes, the amounts charged to the income statement in respect of pension costs and other post-retirement benefits are the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Share-based payments
The Group issues equity-settled share-based payments to certain employees. These share based payments are measured at fair value at the date of grant. The fair value determined at the date of grant is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will vest. The amount charged to the income statement is credited to reserves.

Fair value is measured by use of the "Stochastic Model", which determines fair value based on running a number of different scenarios for future share prices. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The Group has no cash-settled share-based payment schemes.

Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.

Current tax
The tax currently payable is based on the taxable profits for the year. Taxable profits differ from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. No charge is made for group relief in respect of losses claimed or surrendered to and from other group companies.

Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of the assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary timing differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability or that asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

1. Basis of preparation (continued)

Taxation (continued)

Deferred tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Non-current assets

Non-current assets incorporate both intangible and tangible assets. Whether these assets are classified as a non-current other intangible asset or property, plant and equipment is determined by assessing which element is more significant. The carrying value in the balance sheet is calculated using the same method for both non-current other intangible assets and property, plant and equipment.

Non-current assets are stated at cost less accumulated depreciation/amortisation and any recognised loss. Depreciation and amortisation is charged so as to write off the cost of non-current assets to their residual value, using the straight-line method, on the following bases:

Leasehold improvements	3 years
Computer systems	2-3 years
Fixtures and fittings	3 years
Office equipment	3 years

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

Residual value is calculated on prices prevailing at the date of acquisition and is reviewed at each balance sheet date. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Non-current assets in the course of development are carried at cost, less any impairment loss. Depreciation or amortisation of these assets commences when the assets are ready for their intended use.

Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less that its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the standard cost method. Net realisable value is based on estimated selling price, less further direct selling costs. Provision is made for obsolete, slow-moving or defective items where appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

1. Basis of preparation (continued)

Financial instruments
Financial assets and financial liabilities are recognised in the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Bank borrowings
Interest-bearing borrowings are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Finance costs, including direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent they are not settled in the period in which they arise.

The Group defines "net debt" as its current and non-current borrowings, cash and cash equivalents and other financial assets, excluding liabilities relating to accrued interest on borrowings and gains and losses in respect of derivative financial instruments.

Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest rate method.

Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments
The Group uses derivative financial instruments to reduce exposure to interest rate movements and foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provide written principles on the use of financial derivatives. The major financial risks faced by the Group are foreign currency risk, interest rate exposure and liquidity risk. These are outlined below:

Foreign currency risk
About one-third of the handset purchases made by the Group are from suppliers in continental Europe. These purchases are invoiced in Euros. The Group's policy is to eliminate some currency exposure on purchases at the time of purchase through forward foreign exchange contracts. All other purchases are denominated in pounds sterling.

Interest rate risk
The Group has entered into interest rate swaps to hedge against adverse movements in LIBOR in relation to its credit facility. The Group's policy is to keep between 50% and 75% of the credit facility borrowing at fixed rates of interest.

Liquidity risk
The Group's overall objective is to ensure that it is, at all times, able to meet its financial commitments as and when they fall due. To this end, surplus funds are collected and invested with approved counter-parties, within authorised limits, with the aim of maintaining short-term liquidity while maximising yield.

The Group does not document the relationship between hedging instrument and hedged items and does not designate derivative financial instruments as hedges. Derivative financial instruments are initially measured at fair value on the contract date and are re-measured to fair value at subsequent reporting dates. Gains and losses on the derivative financial instruments are recognised in the income statement.

2. Description of adjustments

Reconciliation of UK GAAP to IFRS retained profit for the year ended 31 March 2005 and for the six months ended 30 September 2004, and equity for the transition balance sheet at 1 April 2004 and as at 30 September 2004 and 31 March 2005

Retained profit	Adjustment reference	Year ended 31 March 2005 £'000	Six months ended 30 September 2004 £'000
As reported under UK GAAP		22,400	19,488
Recognition of financial instruments			
- forward foreign exchange contracts	1	108	155
- interest rate swaps	1	(540)	-
- tax effect of recognition of financial instruments	1	130	(46)
De-recognition of dividends	2	12,343	-
Restated under IFRS		34,441	19,597

Equity	Adjustment reference	As at 31 March 2005 £'000	As at 30 September 2004 £'000	As at 1 April 2004 £'000
As reported under UK GAAP		(259,485)	(269,910)	(296,010)
Recognition of financial instruments				
- forward foreign exchange contracts	1	3	50	(105)
- interest rate swaps	1	(540)	-	-
- tax effect of recognition of financial instruments	1	161	(15)	31
De-recognition of dividends	2	12,343	-	-
Recognition of deferred tax assets	3	1,077	687	-
Restated under IFRS		(246,441)	(269,188)	(296,084)

The areas of difference between UK GAAP and IFRS which impact the Group's financial information comprise the following:

Adjustment 1 – Recognition of certain financial instruments at fair value

The Group holds financial instruments principally for the temporary investment of short-term funds and to manage currency and interest rate risks arising from its operations. IAS 39 "Financial Instruments: Recognition and measurement" addresses the accounting for financial instruments.

The Group holds interest rate swaps to manage its interest rate risk and uses forward foreign exchange contracts to hedge exchange rate movements. The Group has not designated any derivative financial instruments as hedges. IAS 39 requires recognition of these derivatives in the financial statements.

IAS 39 requires all accrued interest on borrowings to be classified within the "borrowings" balance in the consolidated balance sheet. Under UK GAAP, interest is classified as an accrual rather than as part of the borrowing balance. IAS 39 also requires accrued interest on cash and cash equivalents to be included within the cash balance reported in the consolidated balance sheet, although no such accrued interest was receivable at the transition date of 1 April 2004 or as at 30 September 2004 or 31 March 2005.

The tax effect of the recognition of financial instruments is recognised in the income statement.

Net debt is defined as current and non-current borrowings (excluding liabilities relating to accrued interest on borrowings and the fair value of interest rate swaps), cash and cash equivalents and other financial assets. It is therefore not affected by the above adjustments.

2. Description of adjustments (continued)

The impact on the Group's income statement of the adoption of IAS 39 is as follows:

	Year ended 31 March 2005 £'000	Six months ended 30 September 2004 £'000
Administrative expenses	108	155
Finance charges payable	(540)	-
Taxation	130	(46)
	(302)	109

The impact on the Group's consolidated balance sheet is as follows:

	As at 31 March 2005 £'000	As at 30 September 2004 £'000	As at 1 April 2004 £'000
Deferred tax asset	161	(15)	31
Current assets: other receivables	3	50	-
Current liabilities: other payables	-	-	(105)
Current liabilities: borrowings	(196)	-	-
Non-current liabilities: borrowings	(344)	-	-
Current liabilities: other payables	104	4,049	94
Current liabilities: borrowings	(104)	(4,049)	(94)
	(376)	35	(74)

Adjustment 2 – De-recognition of dividends not declared at period end

Under IAS 10 "Events after the balance sheet date", if an entity declares a dividend after the balance sheet date, the entity shall not recognise that dividend as a liability at the balance sheet date.

The dividend declared by the Group in May 2005 totalling £12,343,000 is not recognised in the year ended 31 March 2005 under IFRS but is recognised under UK GAAP.

The impact on the Group's consolidated balance sheet is as follows:

	As at 31 March 2005 £'000	As at 30 September 2004 £'000	As at 1 April 2004 £'000
Current liabilities: other payables	12,343	-	-

Adjustment 3 – Recognition of certain deferred tax assets in respect of share options

Under IAS 12 "Income taxes", when calculating the deferred tax asset in respect of share options, where the tax deduction exceeds the related cumulative remuneration expense, it indicates that the tax deduction relates not only to a remuneration expense but also an equity item. In this situation, under IFRS, the excess of the associated deferred tax asset should be recognised directly in equity and not in the income statement. Under UK GAAP, the associated deferred tax asset is restricted to the tax deduction being equal to the related cumulative remuneration expenses.

2. Description of adjustments (continued)

The impact on the Group's consolidated balance sheet is as follows:

	As at 31 March 2005 £'000	As at 30 September 2004 £'000	As at 1 April 2004 £'000
Current assets: deferred tax asset	1,077	687	-
Net assets	1,077	687	-

Adjustment 4 – Reclassification of capitalised software costs

Certain software, classified as tangible fixed assets under UK GAAP, has been assessed in accordance with IAS 38 "Intangible assets" and is reclassified to intangible assets under IFRS.

The impact on the Group's income statement is as follows:

	Year ended 31 March 2005 £'000	Six months ended 30 September 2004 £'000
Depreciation	(13,425)	(6,161)
Amortisation	13,425	6,161
	-	-

The impact on the Group's consolidated balance sheet is as follows:

	As at 31 March 2005 £'000	As at 30 September 2004 £'000	As at 1 April 2004 £'000
Property, plant and equipment	(14,999)	(19,241)	(19,902)
Other intangible assets	14,999	19,241	19,902
	-	-	-

Adjustment 5 – Disclosure of exceptional items

During the year ended 31 March 2005, the Group incurred exceptional operating expenses in relation to the group reorganisation undertaken and the Initial Public Offering ("IPO") in the year and in respect of the implementation of the pre-IPO share option scheme under which share options were granted to employees as a reward for growing the business in the period from launch until the IPO. Under IFRS, these costs are not disclosed as exceptional costs, whereas under UK GAAP, these costs were shown as exceptional costs in the profit and loss account. Following IAS 1 "Presentation of financial statements", these costs are deemed to be material in nature and amount and will be disclosed separately in a note to the accounts.

3. Year ended 31 March 2005

Consolidated income statement – IFRS format
Year ended 31 March 2005

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Revenue	521,296	-	521,296
Cost of sales	(301,624)	-	(301,624)
Gross profit	219,672	-	219,672
Administrative expenses	(152,014)	108	(151,906)
Operating profit	67,658	108	67,766
Investment income	-	1,511	1,511
Finance costs	(14,543)	(2,051)(1)	(16,594)
Profit before tax	53,115	(432)	52,683
Taxation	(18,372)	130	(18,242)
Profit for the year	34,743	(302)	34,441
Dividends	(12,343)	12,343	-
Retained profit for the year	22,400	12,041	34,441
Basic earnings per share(2)	13.8p	(0.1p)	13.7p
Diluted earnings per share(2)	13.6p	(0.1p)	13.5p

Consolidated statement of recognised income and expense – IFRS format
Year ended 31 March 2005

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Deferred tax on share options	-	1,077	1,077
Net income recognised directly in reserves	-	1,077	1,077
Profit for the year	34,743	(302)	34,441
Total recognised gains relating to the year	34,743	775	35,518

(1) The adjustment to finance costs represents the loss of £540,000 on the interest rate swap during the year ended 31 March 2005 (adjustment 1) and a reclassification of interest receivable of £1,511,000 recorded within finance costs under UK GAAP but disclosed separately within investment income under IFRS.

(2) The weighted average number of shares used to calculate earnings per share is unchanged following the transition to IFRS (250,919,000 to calculate basic and underlying earnings per share and 255,454,000 to calculate diluted earnings per share).

3. Year ended 31 March 2005 (continued)

Consolidated balance sheet – IFRS format
As at 31 March 2005

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Non-current assets			
Other intangible assets	-	14,999	14,999
Property, plant and equipment	21,059	(14,999)	6,060
Deferred tax asset[1]	17,821	1,238	19,059
	38,880	1,238	40,118
Current assets			
Inventories	5,941	-	5,941
Trade and other receivables	24,253	3	24,256
Cash and cash equivalents	13,220	-	13,220
	43,414	3	43,417
Total assets	82,294	1,241	83,535
Current liabilities			
Borrowings	(49,493)[2]	(300)	(49,793)
Trade and other payables	(91,661)	12,447	(79,214)
	(141,154)	12,147	(129,007)
Non-current liabilities			
Borrowings	(197,966)[2]	(344)	(198,310)
Trade and other payables	(2,659)	-	(2,659)
	(200,625)	(344)	(200,969)
Total liabilities	(341,779)	11,803	(329,976)
Net liabilities	(259,485)	13,044	(246,441)
Ordinary share capital	25,293	-	25,293
Share premium	15,859	-	15,859
Merger reserve	(328,348)	-	(328,348)
Retained earnings	27,711	13,044	40,755
Total equity	(259,485)	13,044	(246,441)

(1) Under UK GAAP format, the deferred tax asset was disclosed within current assets. Under IFRS format, the deferred tax asset is disclosed within non-current assets.

(2) Borrowings is made up of bank loans and obligations under finance leases, disclosed separately within "creditors: amounts falling due within one year" and "creditors: amounts falling due after more than one year" under UK GAAP.

3. Year ended 31 March 2005 (continued)

Consolidated cash flow statement – IFRS format
Year ended 31 March 2005

	UK GAAP[1] IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Cash flows from operating activities	90,780	-	90,780
Cash flows from investing activities			
Interest received	1,511	-	1,511
Purchase of property, plant and equipment	(3,477)	-	(3,477)
Purchase of intangible assets	(8,025)	-	(8,025)
Net cash used in investing activities	(9,991)	-	(9,991)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	4,282	-	4,282
Cash drawn down under bank loan	326,700	-	326,700
Interest paid	(13,635)	-	(13,635)
Repayment of borrowings, including finance lease	(181,428)	-	(181,428)
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders	(240,969)	-	(240,969)
Net cash used in financing activities	(105,050)	-	(105,050)
Net decrease in cash and cash equivalents	(24,261)	-	(24,261)
Cash and cash equivalents at start of the year	37,481	-	37,481
Cash and cash equivalents at end of year	13,220	-	13,220

Reconciliation of operating profit to cash flows from operating activities – IFRS format
Year ended 31 March 2005

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Profit from operations	67,658	108	67,766
Adjustments for:			
Gain on derivatives	-	(108)	(108)
Non cash charge in respect of employee share schemes	9,843	-	9,843
Depreciation of plant, property and equipment	17,436	(13,425)	4,011
Amortisation of other intangible assets	-	13,425	13,425
Loss on disposal of plant, property and equipment	126	-	126
Operating cash flows before movements in working capital	95,063	-	95,063
Decrease in inventories	4,860	-	4,860
Decrease in receivables	14,315	-	14,315
Decrease in payables	(23,458)	-	(23,458)
Movements in working capital	(4,283)	-	(4,283)
Net cash flow from operating activities	90,780	-	90,780

(1) Under UK GAAP, "returns on investment and servicing of finance" and "capital expenditure and financial investment" are disclosed separately in the cash flow statement, whereas they are combined into "investing activities" under IFRS. Interest paid of £13,635,000 for the year ended 31 March 2005 has been reclassified from "investing activities" to "financing activities".

4. Six months ended 30 September 2004

Unaudited consolidated income statement – IFRS format
Six months ended 30 September 2004

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Revenue	256,739	-	256,739
Cost of sales	(140,804)	-	(140,804)
Gross profit	115,935	-	115,935
Administrative expenses	(80,371)	155	(80,216)
Operating profit	35,564	155	35,719
Investment income	-	900	900
Finance costs	(5,593)	(900)[(1)]	(6,493)
Profit before tax	29,971	155	30,126
Taxation	(10,483)	(46)	(10,529)
Retained profit for the period	19,488	109	19,597
Basic earnings per share[(2)]	7.8p	-	7.8p
Diluted earnings per share[(2)]	7.7p	-	7.7p

Unaudited consolidated statement of recognised income and expense – IFRS format
Six months ended 30 September 2004

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Deferred tax on share options	-	687	687
Net income recognised directly in reserves	-	687	687
Profit for the period	19,488	109	19,597
Total recognised gains relating to the period	19,488	796	20,284

(1) The adjustment to finance costs represents a reclassification of interest receivable of £900,000 recorded within finance costs under UK GAAP but disclosed separately within investment income under IFRS.

(2) The weighted average number of shares used to calculate earnings per share is unchanged following the transition to IFRS (250,152,000 to calculate basic and underlying earnings per share and 254,304,000 to calculate diluted earnings per share).

4. Six months ended 30 September 2004 (continued)

Unaudited consolidated balance sheet – IFRS format
As at 30 September 2004

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Non-current assets			
Other intangible assets	-	19,241	19,241
Property, plant and equipment	25,413	(19,241)	6,172
Deferred tax asset[1]	25,710	672	26,382
	51,123	672	51,795
Current assets			
Inventories	8,582	-	8,582
Trade and other receivables	30,418	50	30,468
Cash and cash equivalents	32,845	-	32,845
	71,845	50	71,895
Total assets	122,968	722	123,690
Current liabilities			
Borrowings	(49,496)[2]	(4,049)	(53,545)
Trade and other payables	(93,067)	4,049	(89,018)
	(142,563)	-	(142,563)
Non-current liabilities			
Borrowings	(247,456)[2]	-	(247,456)
Trade and other payables	(2,859)	-	(2,859)
	(250,315)	-	(250,315)
Total liabilities	(392,878)	-	(392,878)
Net liabilities	(269,910)	722	(269,188)
Ordinary share capital	25,058	-	25,058
Share premium	12,660	-	12,660
Merger reserve	(328,348)	-	(328,348)
Retained earnings	20,720	722	21,442
Total equity	(269,910)	722	(269,188)

(1) Under UK GAAP format, the deferred tax asset was disclosed within current assets. Under IFRS format, the deferred tax asset is disclosed within non-current assets.

(2) Borrowings is made up of bank loans and obligations under finance leases, disclosed separately within "creditors: amounts falling due within one year" and "creditors: amounts falling due after more than one year" under UK GAAP.

4. Six months ended 30 September 2004 (continued)

Unaudited consolidated cash flow statement – IFRS format
Six months ended 30 September 2004

	UK GAAP[1] IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Cash flows from operating activities	45,685	-	45,685
Cash flows from investing activities			
Interest received	900	-	900
Purchase of property, plant and equipment	(1,508)	-	(1,508)
Purchase of intangible assets	(4,228)	-	(4,228)
Net cash used in investing activities	(4,836)	-	(4,836)
Cash flows from financing activities			
Net proceeds from issue of ordinary share capital	848	-	848
Cash drawn down under bank loan	326,700	-	326,700
Interest paid	(640)	-	(640)
Repayment of borrowings, including finance lease	(131,424)	-	(131,424)
Repayment of loan from original Virgin Mobile Telecoms Limited shareholders	(240,969)	-	(240,969)
Net cash used in financing activities	(45,485)	-	(45,485)
Net decrease in cash and cash equivalents	(4,636)	-	(4,636)
Cash and cash equivalents at start of the period	37,481	-	37,481
Cash and cash equivalents at end of period	32,845	-	32,845

Reconciliation of operating profit to cash flows from operating activities – IFRS format
Six months ended 30 September 2004

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Profit from operations	35,564	155	35,719
Adjustments for:			
Gain on derivatives	-	(155)	(155)
Non cash charge in respect of employee share schemes	5,764	-	5,764
Depreciation of plant, property and equipment	8,041	(6,161)	1,880
Amortisation of other intangible assets	-	6,161	6,161
Loss on disposal of plant, property and equipment	85	-	85
Operating cash flows before movements in working capital	49,454	-	49,454
Decrease in inventories	2,219	-	2,219
Decrease in receivables	8,150	-	8,150
Decrease in payables	(14,138)	-	(14,138)
Movements in working capital	(3,769)	-	(3,769)
Net cash flow from operating activities	45,685	-	45,685

(1) Under UK GAAP, "returns on investment and servicing of finance" and "capital expenditure and financial investment" are disclosed separately in the cash flow statement, whereas they are combined into "investing activities" under IFRS. Interest paid of £640,000 for the six months ended 30 September 2004 has been reclassified from "investing activities" to "financing activities".

5. IFRS transition date – 1 April 2004

Consolidated balance sheet – IFRS format
As at 1 April 2004

	UK GAAP IFRS format £'000	IFRS adjustments £'000	IFRS £'000
Non-current assets			
Other intangible assets	-	19,902	19,902
Property, plant and equipment	26,532	(19,902)	6,630
Deferred tax asset[1]	36,193	31	36,224
	62,725	31	62,756
Current assets			
Inventories	10,801	-	10,801
Trade and other receivables	39,865	-	39,865
Cash and cash equivalents	37,481	-	37,481
	88,147	-	88,147
Total assets	150,872	31	150,903
Current liabilities			
Borrowings	(340,737)[2]	(94)	(340,831)
Trade and other payables	(104,944)	(11)	(104,955)
	(445,681)	(105)	(445,786)
Non-current liabilities			
Borrowings	(10)[2]	-	(10)
Trade and other payables	(1,191)	-	(1,191)
	(1,201)	-	(1,201)
Total liabilities	(446,882)	(105)	(446,987)
Net liabilities	(269,010)	(74)	(269,084)
Ordinary share capital	25,000	-	25,000
Share premium	11,870	-	11,870
Merger reserve	(247,784)	-	(247,784)
Retained earnings	(85,096)	(74)	(85,170)
Total equity	(269,010)	(74)	(269,084)

(1) Under UK GAAP format, the deferred tax asset was disclosed within current assets. Under IFRS format, the deferred tax asset is disclosed within non-current assets.

(2) Borrowings is made up of bank loans, previous shareholder loan, loan from original Virgin Mobile Telecoms Limited shareholders, obligations under finance leases and £38,375,000 for the shareholder loan (included as part of amounts owed to other related companies), disclosed separately within "creditors: amounts falling due within one year" and "creditors: amounts falling due after more than one year" under UK GAAP.

6. Deloitte & Touche LLP opinions

Independent auditors' report to the Board of Directors of Virgin Mobile Holdings (UK) plc on the preliminary IFRS financial information

We have audited the accompanying preliminary International Financial Reporting Standards (IFRS) consolidated financial information of Virgin Mobile Holdings (UK) Plc ("the Company") and its subsidiaries (together "the Group") for the year ended 31 March 2005 which comprises:

- the consolidated balance sheet as at 31 March 2005 together with the consolidated income statement, consolidated cash flow statement, consolidated statement of recognised income and expense and reconciliation of operating profit to cash flows from operating activities for the year then ended;
- the consolidated balance sheet as at 1 April 2004 (the date of transition to IFRS).

This report is made solely to the Board of Directors, in accordance with our engagement letter and solely for the purpose of assisting with the transition to IFRS. Our audit work has been undertaken so that we might state to the Company's board of directors those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our audit work, for our report, or for the opinions we have formed.

The Company's directors are responsible for ensuring that the Company and the Group maintains proper accounting records and for the preparation of the IFRS Financial Information on the basis set out in the "Basis of preparation" section, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Group prepares its first complete set of IFRS financial statements as at 31 March 2006. Our responsibility is to audit the IFRS Financial Information in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards and report to you our opinion as to whether the IFRS Financial Information is prepared, in all material respects, on the basis set out in the "Basis of Preparation" section to the IFRS Financial Information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS Financial Information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS Financial Information and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the IFRS Financial Information.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that the "Basis of Preparation" section to the IFRS Financial Information explains why there is a possibility that the accompanying IFRS Financial Information may require adjustment before constituting the final comparative IFRS financial information. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion the IFRS Financial Information is prepared, in all material respects, in accordance with the basis set out in the "Basis of Preparation" section to the IFRS Financial Information, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted when the Group prepares its first complete set of IFRS financial statements as at 31 March 2006.

Deloitte & Touche LLP
Chartered Accountants
London
29 September 2005

6. Deloitte & Touche LLP opinions

Independent review report of Deloitte & Touche to the Board of Directors of Virgin Mobile Holdings (UK) plc on the preliminary IFRS comparative financial information for the six months ended 30 September 2004

We have reviewed the accompanying preliminary International Financial Reporting Standards (IFRS) consolidated financial information of Virgin Mobile Holdings (UK) Plc ("the Company") and its subsidiaries (together, "the Group") for the six months ended 30 September 2004 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the reconciliation of operating profit to cash flows from operating activities (hereinafter referred to as "Preliminary Financial Information").

This Preliminary Financial Information is the responsibility of the Company's directors. It has been prepared as part of the Company's conversion to IFRS in accordance with the basis set out in the "Basis of preparation" section which describes how IFRSs have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 31 March 2006. Our responsibility is to express an opinion on this Preliminary Financial Information based on our review.

Our review report is made solely to the Board of Directors in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Board of Directors those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Review work performed

We conducted our review in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the Preliminary Financial Information and underlying financial data and, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of control and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an opinion on the Preliminary Financial Information.

Emphasis of matter

Without modifying our review conclusion, we draw attention to the fact that the "Basis of Preparation" section explains why there is a possibility that the accompanying Preliminary Financial Information may require adjustment before constituting the final IFRS comparative information for the six months ended 30 September 2004. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising an income statement, balance sheet, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRS.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the Preliminary Financial Information for the six months ended 30 September 2004 which has been prepared in accordance with the basis set out in the "Basis of Preparation" section.

Deloitte & Touche LLP
Chartered Accountants
London
29 September 2005

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made. If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

CONTACTS

Virgin Mobile - Investors and Analysts
Mike Thomas, Head of Corporate Finance & Investor Relations +44 (0)20 7484 4300.

Finsbury
James Murgatroyd or Don Hunter +44 (0)20 7251 3801.

Virgin Mobile
Steven Day, Corporate Affairs Director, +44 (0)7931 777777 or +44 (0)20 7484 4300.

www.virginmobile.com/about